Filed by Canadian Superior Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canada Southern Petroleum Ltd.
Commission File No.: 333-135127
For Immediate Release
July 26, 2006
CANADIAN SUPERIOR ANNOUNCES NEW AMENDED OFFER ESTIMATED
TO BE WORTH CDN $17.10 PER SHARE FOR CANADA SOUTHERN PETROLEUM LTD.
CALGARY, ALBERTA—(CCNMatthews — July 26, 2006) — Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta, Canada announced today that its offer by its wholly-owned subsidiary for the common shares of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF/TSX:CSW) has been extended to 3:00 p.m. (Mountain Daylight Time) on September 6, 2006, unless further extended or withdrawn, and it will be also amended.
Canadian Superior announced today that it will be amending its consideration under its previous offer for the shares of Canada Southern and will be extending its bid for the shares of Canada Southern. Under Canadian Superior’s revised offer, Canadian Superior will be making a bid for Canada Southern that is estimated to be worth approximately Cdn $17.10 per Canada Southern share. The revised offer will be comprised of 2.0 Canadian Superior shares, Cdn $2.50 cash and a 25% net profit interest in Canada Southern’s approximate 927 bcfe of natural gas being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands. Canadian Superior estimates the value of the net profit interest to be approximately Cdn $10.00 per Canada Southern share based on a value of approximately Cdn $0.65 per MCF of natural gas in place compared to the Western Canada sedimentary basin where natural gas is being sold for over Cdn $2.00 per MCF of natural gas in place. Accordingly, Canadian Superior estimates that the value of this alternate bid, which includes the 25% net profit interest and 2.0 Canadian Superior common shares and Cdn $2.50 cash, equates to approximately Cdn. $17.10 per Canada Southern share (US $14.97).
Pursuant to Canadian Superior’s amended offering, Canada Southern shareholders will alternatively have the right to elect to receive the above-mentioned offer estimated to be worth Cdn $17.10 per Canada Southern share (US $14.97), if Canadian Superior is successful in acquiring at least 66 2/3% of the shares of Canada Southern, being 2.0 shares of Canadian Superior, Cdn $2.50 cash and a proportionate share of a 25% net profit interest in approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributes to its interest in the Canadian Arctic Islands, or alternatively Canada Southern shareholders will have the right to receive Cdn $2.50 cash and 2.75 common shares of Canadian Superior for each Canada Southern share, being the consideration offered under Canadian Superior’s original offer for Canada Southern.
To date 116,922 shares have been tendered to the original offer, although no shares have been taken up under the original offer pending satisfaction of conditions. All shareholders will be entitled to elect to receive either form of consideration.
Canadian Superior expects to mail a Notice of Variation and Extension for the amended offer to Canada Southern shareholders as soon as reasonably practicable.
Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, offshore Trinidad and Tobago and offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s Western Canadian Operations, Trinidad and Tobago holdings and Canadian Superior’s offshore Nova Scotia interests.

This news release may be deemed to be solicitation material in respect of Canadian Superior’s tender offer for the outstanding common shares of Canada Southern. On June 19, 2006, Canadian Superior filed the following documents with the United States Securities and Exchange Commission (the “SEC”) in connection with its offer to purchase the outstanding common shares of Canada Southern: (1) a Registration Statement on Form F-10 (containing an offer to purchase and take-over bid circular), and (2) a tender offer statement on Schedule T-O.
Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents that have been filed or that will be filed with the SEC. These documents contain important information and are available without charge on the SEC’s website at www.sec.gov and may be obtained from the SEC by telephoning 1-800-SEC-0330. Free copies of these documents may be also obtained by directing a request to Canadian Superior at the address and telephone number below, attention Corporate Secretary.
This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or services.
Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canadian Superior, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in Canadian Superior’s annual report on Form 40-F on file with the SEC and Canadian Superior’s Offer to Purchase and Circular, which has been filed as part of a Schedule T-O on file with the SEC.
FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc. Suite 3300, 400 — 3rd Avenue S.W. Calgary, Alberta Canada T2P 4H2 Investor Relations Phone: (403) 294-1411 Fax: (403) 216-2374 www.cansup.com

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